RAVE REVIEWS FROM CLINICIANS

"I work for a skilled nursing facility in Pennsylvania, and we are interested in possibly trialing this vest to see how it could potentially help with preventing injuries to our residents when falling in their rooms."

-Michael L.

"Interested in this product to use for high-risk injury patients who are mobile at hospital and here for extended stay due to placement issues."
-Rebecca Z., RN

"I believe in your product and your team to make it happen."
-David Bolkovac, RN, CEO, Centurion Aegis, LLC

"I am a nurse educator at a hospital in Everett, Washington...We would be happy to pilot your product in our hospital"

- Gale, RN

SAF-T VEST™